Profit and Loss

MADE Finest From The Motherland

Date Range: Jan 01, 2025 to Sep 19, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2025 to Sep 19, 2025
Income	$132,139.13
Cost of Goods Sold	$52,036.22
Gross Profit	**$80,102.91**
As a percentage of Total Income	**60.62%**
Operating Expenses	$68,675.57
Net Profit	**$11,427.34**
As a percentage of Total Income	**8.65%**

Balance Sheet

MADE Finest From The Motherland

As of Sep 19, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Sep 19, 2025
Assets	
Cash and Bank	
MADE FINEST COFFEE (001)	$4,440.99
MADE FINEST COFFEE (077)	$4,863.00
Matthews Account	-$150.00
Total Cash and Bank	**$9,153.99**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$9,153.99**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity

Owner contribution	$10,932.00
Retained Earnings	
Profit for all prior years	-$8,565.41
Profit between Jan 1, 2025 and Sep 19, 2025	$11,427.34
Owner Equity	-$5,993.60
Retained Earnings/Deficit	$1,353.66
Total Retained Earnings	**-$1,778.01**
Total Equity	**$9,153.99**

Cash Flow

MADE Finest From The Motherland

Date Range: Jan 01, 2025 to Sep 19, 2025

CASH INFLOW AND OUTFLOW	Jan 01, 2025 to Sep 19, 2025
Operating Activities	
Sales	$132,139.13
Purchases	-$120,711.79
Net Cash from Operating Activities	**$11,427.34**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	-$3,049.94
Net Cash from Financing Activities	**-$3,049.94**

OVERVIEW

Starting Balance	**$776.59** **As of 2025-01-01**
Gross Cash Inflow	$132,818.94
Gross Cash Outflow	$124,441.54
Net Cash Change	**$8,377.40**
Ending Balance	**$9,153.99** **As of 2025-09-19**